Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:	($ in millions)
Income from continuing operations before taxes(1)	$162.7	$250.0	$225.2	$379.4	$76.9
Add (deduct):
Earnings of non-consolidated affiliates	(1.7)	(2.8)	(3.0)	(9.6)	(29.9)
Distributions from affiliated companies	—	1.5	1.3	1.4	2.0
Amortization of capitalized interest	2.2	2.1	1.6	1.4	1.3
Capitalized interest	(0.2)	(1.1)	(7.4)	(1.2)	(0.9)
Fixed charges as described below	67.5	62.0	54.0	49.5	43.4
Total	$230.5	$311.7	$271.7	$420.9	$92.8

Fixed charges:
Interest expensed and capitalized	$44.0	$39.7	$33.8	$31.6	$26.3
Estimated interest factor in rent expense(2)	23.5	22.3	20.2	17.9	17.1
Total	$67.5	$62.0	$54.0	$49.5	$43.4

Ratio of earnings to fixed charges	3.4	5.0	5.0	8.5	2.1

(1)
The income from continuing operations before taxes for the year ended December 31, 2011 included a pretax gain of $181.4 million as a result of remeasuring our previously held 50% equity interest in SunBelt.

(2)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.